VIA EDGAR

January 9, 2024

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Michael Henderson

Robert Klein

Re:	Capital One Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2022 Form 10-Q for Quarterly Period Ended September 30, 2023 File No. 001-13300

Dear Mr. Henderson and Mr. Klein:

On behalf of Capital One Financial Corporation, a Delaware corporation (the “Company”), we are submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated December 27, 2023, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 and the Company’s Form 10-Q for the quarterly period ended September 30, 2023. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an extension of the original due date requested by the Staff of ten business days from the date of your correspondence in order to allow the Company to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than January 26, 2024.

Very truly yours,

By:	/s/ Timothy P. Golden

Timothy P. Golden, SVP, Controller and Principal Accounting Officer

cc:	Andrew M. Young, Chief Financial Officer

Matthew W. Cooper, General Counsel

Capital One Financial Corporation

Shane Tintle

Davis Polk & Wardwell LLP